Deloitte & Touche LLP BCE Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada Tel: (416) 601-6500 www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our report dated February 10, 2005 appearing in this Annual Report on Form 40-F of Brascan Corporation for the year ended December 31, 2004.

Independent Registered Chartered Accountants
Toronto, Ontario, Canada
February 10, 2005

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON
CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States), require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that may have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 1 and Note 23 (e) to the consolidated financial statements of Brascan Corporation. Our report to the shareholders dated February 10, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Toronto, Ontario, Canada
February 10, 2005

Membre de
Deloitte Touche Tohmatsu